ING Life Insurance and Annuity Company
Variable Annuity Account C

Opportunity Plus Multiple Option Group Variable Annuity Contracts

Supplement dated December 14, 2005 to the
Contract Prospectus and Contract Prospectus Summary, each dated
April 29, 2005, as supplemented

The information in this Supplement updates and amends certain information contained in the Contract Prospectus and Contract Prospectus Summary. You should read this Supplement along with the current Contract Prospectus and Contract Prospectus Summary.

Effective immediately, the section entitled "Agreement with the Company" located on page 44 of the Contract Prospectus is deleted in its entirety and replaced with the following language:

Agreement with the Company

NYSUT Member Benefits, formerly known as NYSUT Benefit Trust ("NYSUT Member Benefits"), is a tax-exempt, not-for-profit trust fund established for the exclusive benefit of the participants and beneficiaries of NYSUT Member Benefits. No member dues monies are received from NYSUT to support its operation.

The Company (our, we) and NYSUT Member Benefits agree to the following:

➢ Endorsement of the Opportunity Plus program by NYSUT Member Benefits;
➢ Our provision, to all members and agency fee payers, of educational programs focused on financial planning for retirement; and
➢ Our employment of trained professional personnel to conduct these programs exclusively for members and agency fee payers.

Additionally:

➢ We pay NYSUT Member Benefits an annual amount equal to a specified dollar amount for each NYSUT member. During 2005, the amount is $6 per NYSUT member, based on 500,000 NYSUT members. During 2006, the amount will be $6.50 per NYSUT member, based on the lesser of the actual number of NYSUT members at the end of 2005, or 515,000. NYSUT Member Benefits utilizes these amounts solely to defray the costs of administering the benefit programs of NYSUT Member Benefits including compensation, rent, office expenses, and the cost of retaining consultants, auditors and attorneys to advise the trustees of NYSUT Member Benefits and their staff. Where appropriate, NYSUT Member Benefits' revenue is also used to enhance the benefit programs for participants of NYSUT Member Benefits.

➢ We compensate United University Professions $7,000 per month for the use of on-site campus facilities and the endorsement of the Opportunity Plus program.

The section entitled "Agreement with the Company" beginning on page 16 of the Contract Prospectus Summary is deleted in its entirety and replaced with the following language:

Agreement With the Company. NYSUT Member Benefits, formerly known as NYSUT Benefit Trust ("NYSUT Member Benefits"), is a tax-exempt, not-for-profit trust fund established for the exclusive benefit of the participants and beneficiaries of NYSUT Member Benefits. No member dues monies are received from NYSUT to support its operation. NYSUT Member Benefits and the Company entered into an arrangement that calls for NYSUT Member Benefits to endorse the Opportunity Plus program and for the Company to provide educational programs focused on financial planning for retirement. The educational programs are provided to all members, including agency fee payers. Trained professional personnel have been hired by the Company to conduct these programs exclusively for members and agency fee payers of NYSUT. The Company will pay NYSUT Member Benefits an annual amount equal to a specified dollar amount for each NYSUT member. During 2005, the amount is $6.00 per NYSUT member, based on 500,000 NYSUT members. During 2006, the amount will be $6.50 per NYSUT member, based on the lesser of the actual number of NYSUT members at the end of 2005, or 515,000. NYSUT Member Benefits Trust utilizes these amounts solely to defray the costs of administering the benefit programs of NYSUT Member Benefits including compensation, rent, office expenses, and the cost of retaining consultants, auditors and attorneys to advise the trustees of NYSUT Member Benefits and their staff. Where appropriate, NYSUT Member Benefits' revenue is also used to enhance the benefit programs for participants of NYSUT Member Benefits. The Company compensates United University Professions (UUP) $7,000 per month for the use of on-site campus facilities and the endorsement of the Opportunity Plus program.